EXHIBIT 99.1

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2021	2020
	(Unaudited)
Current assets
Cash and cash equivalents	$4,067,987	$6,903,499
Restricted cash –current	2,500,000	2,500,000
Accounts receivable	659,057	1,131,954
Short-term investment	307,500	-
Other assets –current	1,398,200	705,936
Total current assets	8,932,744	11,241,389
Non-current assets
Property and equipment, net	114,851	131,329
Oil and gas property – subject to amortization, net	2,214,057	1,338,987
Oil and gas property – not subject to amortization, net	1,129,500	1,113,494
Deferred charges	1,127,901	1,167,995
Other assets –non-current	666,982	582,614
Total non-current assets	5,253,291	4,334,419
Total assets	$14,186,035	$15,575,808

Liabilities and Equity
Current liabilities
Accounts payable	$503,532	$297,081
Bank loan	980,452	980,452
Other current liabilities	21,184	19,121
Accrued expenses	892,883	429,371
Taxes payable	45,932	101,770
Total current liabilities	2,443,983	1,827,795
Non-current liabilities
Asset retirement obligations	321,253	321,253
Long term liabilities	1,000,000	1,000,000
Provision for post-employment benefit	68,701	68,701
Total non-current liabilities	1,389,954	1,389,954
Total liabilities	3,833,937	3,217,749

Equity
Preferred shares (par value $0.00267; 3,750,000 shares authorized, nil shares issued and outstanding as of June 30, 2021 and December 31, 2020)	-	-
Ordinary shares (par value $0.00267; 37,500,000 shares authorized, 7,442,955 and 7,407,955 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)	19,847	19,754
Additional paid-in capital	40,999,246	40,073,087
Accumulated deficit	(30,666,995)	(27,734,782)
Total equity	10,352,098	12,358,059
Total liabilities and equity	$14,186,035	$15,575,808

The accompanying notes are an integral part of these condensed consolidated financial statements

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INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,	Six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Revenue	$1,057,138	$1,021,698

Operating costs and expenses:
Lease operating expenses	1,144,889	1,059,269
Depreciation, depletion and amortization	282,948	287,760
General and administrative expenses	2,562,531	3,512,887
Total operating costs and expenses	3,990,368	4,859,916

Loss from operations	(2,933,230)	(3,838,218)

Other income (expense):
Exchange (loss) gain	(33,462)	99,441
Other income , net	34,479	175,639
Total other income, net	1,017	275,080

Loss before income tax	(2,932,213)	(3,563,138)
Income tax provision	-	-
Net loss	$(2,932,213)	$(3,563,138)

Loss per ordinary share attributable to the Company
-Basic and diluted	$(0.39)	$(0.48)
Weighted average number of ordinary shares outstanding
Basic and diluted	7,433,673	7,382,246

The accompanying notes are an integral part of these condensed consolidated financial statements

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INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2021

	Preferred Shares, $0.00267 Par Value		Ordinary Shares, $0.00267 Par Value		Additional		Accumulated Other
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Total Equity
Balance as of January 1, 2021	-	$-	7,407,955	$19,754	$40,073,087	$(27,734,782)	$-	$12,358,059
Net loss	-	-	-	-	-	(2,932,213)	-	(2,932,213)
Issuance of ordinary shares for service fee settlement	-	-	35,000	93	274,307	-	-	274,400
Share-based compensation	-	-	-	-	651,852	-	-	651,852
Balance as of June 30, 2021 (unaudited)	-	$-	7,442,955	$19,847	$40,999,246	$(30,666,995)	$-	$10,352,098

FOR THE SIX MONTHS ENDED JUNE 30, 2020

	Preferred Shares, $0.00267 Par Value		Ordinary Shares, $0.00267 Par Value		Additional		Accumulated Other
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Total Equity
Balance as of January 1, 2020	-	$-	7,363,637	$19,636	$36,910,568	$(20,783,084)	$46,805	$16,193,925
Net loss	-	-	-	-	-	(3,563,138)	-	(3,563,138)
Realized actuarial gain of post-employment benefits	-	-	-	-	-	-	(46,805)	(46,805)
Issuance of ordinary shares for service fee settlement	-	-	44,318	118	155,437	-	-	155,555
Share-based compensation	-	-	-	-	1,549,707	-	-	1,549,707
Balance as of June 30, 2020 (unaudited)	-	$-	7,407,955	$19,754	$38,615,712	$(24,346,222)	$-	$14,289,244

The accompanying notes are an integral part of these condensed consolidated financial statements

F-3

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(2,932,213)	$(3,563,138)
Adjustments to reconcile net loss to net cash used in operating activities
Income from accounts payable written-off	-	(146,662)
Realized actuarial gain of post-employment benefits	-	(46,805)
Depreciation, depletion and amortization	282,948	287,760
Amortization of deferred charges	40,094	29,939
Share-based compensation	651,852	1,549,707
Issuance of ordinary shares for service fee settlement	274,400	155,555
Changes in operating assets and liabilities
Accounts receivable, net	472,897	(87,570)
Other assets – current	(692,264)	(300,449)
Other assets - non current	(84,368)	7,307)
Accounts payable	(58,912)	(578,987)
Other current liabilities	2,063	(12,452)
Accrued expenses	463,512	(326,350)
Taxes payable	(55,838)	(11,984)
Net cash used in operating activities	(1,635,829)	(3,044,129)
Cash flows from investing activities
Cash paid for short-term investment	(307,500)	-
Cash paid for oil and gas property	(892,183)	(165,994)
Net cash used in investing activities	(1,199,683)	(165,994)
Cash flows from financing activities
Proceeds from (Repayment of) bank loan	-	(125,289)
Net cash used in financing activities	-	(125,289)
Effect of exchange rate changes on cash	-	-
Net change in cash and cash equivalents, and restricted cash	(2,835,512)	(3,335,412)
Cash and cash equivalents, and restricted cash at beginning of period	9,403,499	16,072,169
Cash and cash equivalents, and restricted cash at end of period	$6,567,987	$12,736,757

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$9,437	$5,787

Non-cash investing and financing activities
Acquisition of asset retirement obligation	$-	$43,019
Settlement of asset retirement obligation by accounts receivable	$-	$265,363

The accompanying notes are an integral part of these condensed consolidated financial statements

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INDONESIA ENERGY CORPORATION LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Indonesia Energy Corporation Limited (the “Company” or “IEC”), through its subsidiaries in Hong Kong and in Indonesia, is an oil and gas exploration and production company focused on the Indonesian market. The Company currently holds two oil and gas assets through subsidiaries in Indonesia: one producing block (the “Kruh Block”) and one exploration block (the “Citarum Block”). The Company also identified a potential third exploration block known as the “Rangkas Area”.

Impact of COVID-19 Pandemic

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including in Indonesia, where the Company operates. As the pandemic and new variants of COVID-19 have continued into 2021, the Company has experienced delays which have, and may continue to materially and adversely impact, the Company’s business operations.

As of the date of issuance of these condensed consolidated financial statements, the impact of COVID-19 on the Company’s business, financial condition, and results of operations includes, but are not limited to, the following:

●	The Company modified its business practices, including restricting employee travel, requiring employees to work remotely, and cancelling physical participation in meetings, events, and conferences.

●	The health-related mandate or guidelines issued by the Indonesian or local authorities has caused and may continue to cause the Company to restrict the number of workers deployed to the drilling sites, therefore delaying the Company’s drilling and exploration operations. In addition, the large scale of social restrictions in Jakarta and many Indonesian regions severely prolongs the time required for the approval of any project proposal, permit application, procurement, and tender process.

●

Crude oil prices (including, of note to the Company, the Indonesian Crude Price published by the Government of Indonesia (the “ICP”)) have been negatively impacted due to low oil demand, increased production, and disputes between the Organization of the Petroleum Exporting Countries (“OPEC”) and Russia on production cuts. While oil prices have risen and fluctuated during the periods presented, the Company’s revenue and potential for profit have been adversely impacted and could in the future be adversely impacted due to decreases in prevailing oil prices.

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●	During 2021, the Company commenced pre-drilling operations for its planned new wells at Kruh Block. The process of drilling for the first 3 new wells was delayed to the government permitting process but also because of delays that resulted from COVID-19-related restrictions. Commencement of new drilling was intended to begin during the first quarter of 2021 but began in the second quarter and has continued during the year, with two of three anticipated new wells for 2021 having been drilled.

●	The COVID-19 pandemic may disrupt the Company’s ability to raise additional capital to finance its operations in the future, which could materially and adversely affect the Company’s business, financial condition, and prospects.

Consequently, due to the factors discussed above, and other unforeseen and unpredictable consequences of the COVID-19 pandemic, the Company’s business and results of operations have been and may continue to be adversely impacted by COVID-19. Given the speed and frequency of the continuously evolving developments with respect to the COVID-19 pandemic, the Company cannot reasonably estimate the magnitude of the impact to its consolidated results of operations during 2021 and beyond.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial statements. Accordingly, they may not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim financial information should be read in conjunction with the condensed consolidated financial statements and footnotes thereto included in the Company’s financial statements for the year ended December 31, 2020 included in the Company’s Form 20-F filed with the SEC on May 18, 2021.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair presentation of the Company’s condensed consolidated balance sheet as of June 30, 2021, condensed consolidated statements of operations, changes in equity and cash flows for the six months ended June 30, 2021 and 2020, as applicable, have been made. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2021 or any future periods.

The condensed consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation.

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Short-term investment - available for sale security

The Company classifies its bond as security available for sale based upon management’s intent and ability to hold the security. In accordance with ASC 820, the Company measures its available-for-sale investment at fair value on a recurring basis. Increases and decreases in the net unrealized gain or loss on the security available for sale are reflected as adjustments to the carrying value of the security and as an adjustment, net of tax, to accumulated other comprehensive income. Interest earned on security available for sale is included in interest income in the Company’s condensed consolidated statements of operations. On June 30, 2021, the fair value of this investment is $307,500. There were no material unrealized gain or loss generated for the six months ended June 30, 2021.

Recently issued accounting standards

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases, with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Company will adopt ASU 2016-02 from January 1, 2022. The Company expects material changes to its consolidated balance sheet to recognize right-of-use lease assets and related lease liabilities for operating leases. The Company is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company will adopt ASU 2016-13 from January 1, 2023. The adoption is not expected to have a material impact on its condensed consolidated financial statements.

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Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s condensed consolidated financial statements upon adoption.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Condensed Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Condensed Consolidated Statements of Cash Flows:

	June 30, 2021	December 31, 2020
	(Unaudited)
Cash and cash equivalent	$4,067,987	$6,903,499
Restricted cash-current	2,500,000	2,500,000
Total Cash and cash equivalent and Restricted cash	$6,567,987	$9,403,499

As of June 30, 2021 and December 31, 2020, the restricted cash-current was comprised of (i) cash held in a special account as collateral against a bank loan with amount equal to $1,000,000 and $1,000,000 respectively, and (ii) cash held in a time deposit account at Bank Mandiri’s Jakarta Cut Mutia Branch with amount equal to $1,500,000 and $1,500,000, respectively (such restricted cash is used as collateral for the issuance of a bank guarantee related to the implementation of the Company’s contractual commitments for Citarum Block).

NOTE 4 – OTHER ASSETS

Consumables and spare parts (i)	$412,971	$296,611
Operational Advance in Indonesian Rupiah	301,998	138,416
Prepaid taxes	288,007	154,736
Prepaid to Vendor	246,882	-
Prepaid Business Insurance	90,377	21,597
Others	57,965	94,576
Other assets –current	$1,398,200	$705,936

Durable spare parts (i)	$350,668	$328,006
Deposit and others	316,314	254,608
Other assets –non current	$666,982	$582,614

(i)	The balances include durable spare parts, consumable chemicals and replacement parts. Where there is evidence that the utility of these assets, in their disposal in the ordinary course of business, will be less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes, these assets are written down to their net realizable value. For the six months ended June 30, 2021 and 2020, there were no other assets write-downs.

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NOTE 5 – OIL AND GAS PROPERTY, NET

The following tables summarize the Company’s oil and gas activities by classification.

	June 30, 2021	December 31, 2020
	(Unaudited)
Oil and gas property – subject to amortization	$22,053,581	$20,912,041
Accumulated depletion and impairment	(19,839,524)	(19,573,054)
Oil and gas property – subject to amortization, net	$2,214,057	$1,338,987

Oil and gas property – not subject to amortization	$1,129,500	$1,113,494
Accumulated impairment	-	-
Oil and gas property – not subject to amortization, net	$1,129,500	$1,113,494

The following shows the movement of the oil and gas property – subject to amortization balance.

Oil & Gas Property – Kruh
December 31, 2020	$1,338,987
Additional capitalization	1,141,540
Depletion	(266,470)
June 30, 2021 (Unaudited)	$2,214,057

For the six months ended June 30, 2021, the Company incurred an aggregated development costs and abandonment and site restoration provisions, which were capitalized, at $1,141,540, mainly for the purpose of drilling 3 new wells at Kruh Block, geological and geophysical studies as well as development administration for these new wells.

Depletion recorded for production on properties subject to amortization for the six months ended June 30, 2021 and 2020, were $266,470 and $265,625, respectively.

Furthermore, for the six months ended June 30, 2021, the Company did not record any impairment to the oil and gas property according to the ceiling tests conducted, which showed that the present value of estimated future net revenues generated by the oil and gas property exceeded the carrying balances.

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NOTE 6 – PROPERTY AND EQUIPMENT, NET

	June 30, 2021	December 31, 2020
	(Unaudited)
Housing and welfare	$4,312	$4,312
Furniture and office equipment	4,013	4,013
Computer and software	5,605	5,605
Production facilities	93,049	93,049
Drilling and production tools	1,499,535	1,499,535
Equipment	1,650	1,650
Total	1,608,164	1,608,164
Less: accumulated depreciation	(1,493,313)	(1,476,835)
Property and equipment, net	$114,851	$131,329

Depreciation charged to expense amounted to $16,478 and $22,135 for the six months ended June 30, 2021 and 2020, respectively.

NOTE 7 – BANK LOAN

On November 14, 2016, PT Green World Nusantara, an indirect, wholly-owned subsidiary of the Company, entered in an agreement and obtained a credit facility in the form of an overdraft loan from PT Bank UOB Indonesia with a principal amount not exceeding $1,900,000, an automatically renewable term of 1 year first due on November 14, 2017, and floating interest rate spread of 1% per annum above the interest rate earned by the collateral account in which the Company deposits a balance of $2 million for the purpose of pledging this loan. The pledge decreased to $1,000,000 since the facility decreased from $1,900,000 to $1,000,000 based on Latest Amendment of Credit Agreement No. 0875 dated April 1, 2020. The unpaid borrowings were extended and due on November 14, 2021.

The Company has booked interest expense on the loan of $5,712 and $5,664 for the six months ended June 30, 2021 and 2020, respectively. The interest expense is recorded in the other expense on the condensed consolidated statements of operations, and unpaid interest is recorded in the condensed consolidated balance sheets under accrued expenses.

NOTE 8 – ACCRUED EXPENSES

	June 30, 2021	December 31, 2020
	(Unaudited)
Accrued interest	$144,440	$133,215
Accrued operating expenses (i)	748,443	296,156
Total	$892,883	$429,371

(i)	Accrued operating expenses are mainly due to unbilled transactions from vendors related to the operations under the current Kruh Block Joint Operation Partnership with Pertamina, the Indonesian state-owned oil and gas company (“Pertamina”), which runs until May 2030 (the “KSO”).

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NOTE 9 – TAXES

The current and deferred components of the income tax provision which are substantially attributable to the Company’s subsidiaries in Indonesia. Due to the unrecovered expenditures on TAC and KSO operations, there was no provision for income taxes for the six months ended June 30, 2021 and 2020.

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records an interim income tax provision in accordance with guidance on accounting for income taxes in an interim period. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available. The Company’s effective tax rates for the six months ended June 30, 2021 and 2020 were 0% and 0%, respectively.

The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

NOTE 10 – EQUITY

On February 18, 2021, the Company issued 35,000 of the Company’s restricted ordinary shares to Frank Ingriselli, the Company’s President, pursuant to his employment agreement with the Company. Such ordinary shares were valued at $7.84 per share, which was based on the closing price of the shares traded on the NYSE American exchange on February 18, 2021 and $274,400 in total was charged to General and administrative expenses.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be subject to routine litigation, claims, or disputes in the ordinary course of business. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigation or claims. There can be no assurance as to the ultimate outcome of any such lawsuits and investigations. The Company has no significant pending litigation as of June 30, 2021.

Commitments

As a requirement to acquire and maintain the operatorship of oil and gas blocks in Indonesia, the Company follows a work program and budget that includes firm capital commitments.

Currently, Kruh Block is operated under a KSO until May 2030. The Company has material commitments in regards to the development and exploration activities in the Kruh Block and material commitments in regards to the exploration activity in the Citarum Block under a Production Sharing Contract with the the Indonesian Special Task Force for Upstream Oil and Gas Business Activities (known as SKK Migas) (the “PSC”). The following table summarizes future commitments amounts on an undiscounted basis as of June 30, 2021 for all the planned expenditures to be carried out in Kruh Block and Citarum Block:

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		Future commitments
	Nature of commitments	Remaining of 2021	2022	2023 and beyond
Citarum Block PSC
Environmental study		23,217	-	-
Geological and geophysical (G&G) studies	(a)	$-	$150,000	$200,000
2D seismic	(a)	-	3,300,000	-
Drilling	(b)(c)	-	-	25,000,000
Total commitments -Citarum PSC		$23,217	$3,450,000	$25,200,000
Kruh Block KSO				-
Operating lease commitments	(d)	$327,214	$1,522,599	$13,324,526
Production facility		500,000	1,500,000	3,000,000
G&G studies	(a)	-	200,000	800,000
Sand fracturing		200,000	-	-
2D seismic	(a)	-	1,227,634	-
3D seismic	(a)	-	1,227,634	-
Drilling	(a)(c)	4,500,000	4,500,000	18,000,000
Re-opening (2 wells)	(a)	-	50,000	50,000
Total commitments -Kruh KSO		$5,527,214	$10,227,867	$35,174,526
Total Commitments		$5,550,431	$13,677,867	$60,374,526

Nature of commitments:

(a)	Both firm commitments and 5 years work program according to the economic model are included in the estimate. Firm capital commitments represent legally binding obligations with respect to the KSO for Kruh Block or the PSC for Citarum Block in which the contract specifies the minimum exploration or development work to be performed by the Company within the first three years of the contract. In certain cases where the Company executes contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(b)	Include one exploration and two delineation wells.

(c)

Abandonment and site restoration are primarily upstream asset removal costs at the drilling completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on Indonesian government rules.

(d)

Operating lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. An operating lease presents an off-balance sheet financing of assets, where a leased asset and associated liabilities of future rent payments are not included on the balance sheet of a company. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of the Company’s operating leases are related to the equipment and machinery used in oil production. All of the Company’s operating lease agreements with third parties can be cancelled or terminated at any time by the Company.

NOTE 12 – GOING CONCERN

The Company reported a net loss of $2,932,213 and net cash used in operating activities of $1,635,829 for the six months ended June 30, 2021. In addition, the Company had an accumulated deficit of $30,666,995 and working capital of $6,488,761 as of June 30, 2021. However, considering the planned level of capital expenditures during the next twelve months, the Company expects to incur a capital deficit. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

When preparing the condensed consolidated financial statements as of June 30, 2021, the Company’s management concluded that a going concern basis of preparation was appropriate after analyzing the cash flow forecast for the next twelve months. In preparing the cash flow analysis, management took into account the Company’s ability to reduce capital expenditures when there is lack of available cash, and the Company’s ability to obtain financial support to fund any shortfall in cash requirements from potential public and private issuances of its securities, funding from its principal shareholder and through bank debt with banks in Indonesia with which the Company has pre-existing relationships.

Based on the Company’s current liquidity and anticipated funding requirements, particular if the Company’s efforts discussed above are unsuccessful if the Company fails to achieve these goals, the Company will likely need additional financing to execute its business plan. If additional financing is required, the Company cannot predict whether this additional financing will be in the form of equity, debt, or another form, and the Company may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In the event that financing sources are not available from any source, or that the Company is unsuccessful in increasing its revenues, achieving profitability gross profit margin and reducing operating losses, the Company may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

Management prepared the condensed consolidated financial statements assuming the Company will continue as a going concern. However, there is no assurance that the measures above can be achieved as planned. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to continue as a going concern, it may have to liquidate its assets and may receive less than the value at which those assets are carried on the financial statements.

NOTE 13 – SUBSEQUENT EVENTS

The Company evaluated all events that occurred subsequent to June 30, 2021 through the issuance of the condensed consolidated financial statements, and determined that no events that would have required adjustment or disclosure in the condensed consolidated financial statements.

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